UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Trading Statement'




1 November 2005

PEARSON NINE-MONTH TRADING UPDATE:
SALES UP 10% AND OPERATING PROFIT UP 20%

Pearson is today providing investors and analysts with a trading update. All growth rates are for the first nine months of the year and are stated on an underlying basis, excluding the impact of currency movements and portfolio changes.

Pearson continues to trade strongly, in line with our expectations, and we are on track to achieve significant growth in earnings, cash and return on invested capital for the full year. All our businesses are making good progress, although our key selling season in higher education and consumer publishing is still ahead of us.

Highlights for first nine months of 2005

   - Pearson sales up 10% and operating profit up 20%;

   - Pearson Education sales up 13% with good growth in all parts:

     School up 17%, helped by strong performance in US publishing market and start-up of major new testing programmes concentrated in the early part of the year;

     Higher Education up 5% with leadership in publishing, online learning and custom programmes producing good growth in the US;

     Professional up 17%, benefiting from phasing of new contracts in testing and government solutions. We now expect full-year sales growth in double digits, with operating margins similar to 2004.

   - FT Group sales up 5%, with Financial Times advertising revenues up 6% and the newspaper on track to be around break even for the full year. IDC reported sales up 13% and net income up 17% (under US GAAP);

   - Penguin sales up 2%, with good publishing in US, UK and Australia combating weak retail conditions, particularly in the UK. With the 2005 publishing schedule weighted more towards the first half, the rate of growth has, as expected, slowed through the year.

Marjorie Scardino, chief executive, said:

"2005 is turning out to be the strong year we predicted, boosted by our steady investment in products and services and continued gains in operating efficiency. Penguin and the FT Group are making solid progress while our education business powers ahead. We are concentrating on trading well through our all-important fourth quarter, and our momentum makes us confident."

Ends

For more information:

Luke Swanson                        + 44 (0) 207 010 2310

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 01 November 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary